

April 26, 2023

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Infrastructure Conglomerate LLC**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed February 3, 2023**
> **Response Letter dated April 21, 2023**
> **File No. 000-56484**

Dear Jason Carss:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Correspondence filed April 21, 2023

Exhibit A, page 4

1. With a view towards disclosure, please provide additional details regarding your calculation of net asset value ("NAV"), including:
    * the roles your manager and board of directors play in determining your valuation procedures and, specifically, who is ultimately responsible for the calculation of your NAV;
    * cautionary language on valuation methods and their sensitivity, and a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions; and
    * the relationship between the purchase price of your Infrastructure Assets and the value assigned to the Infrastructure Assets (e.g., disclosure of the cost of your Infrastructure Assets inclusive of capital improvements made).

       With regard to future filings, please confirm that you will provide a comparative breakdown of the components of NAV for comparable period valuations and provide the results of historical NAV calculations.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod